File No.  70-9813

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

AGL Resources Inc.

By order dated April 13, 2001, Holding Co. Act Release No. 27378, AGL Resources Inc. (“AGLR”) was authorized to acquire a captive insurance company subsidiary.  AGLR subsequently formed and acquired Global Energy Resource Insurance Company Inc. (“GERIC”) and it became operational on May 1, 2001.  Under the Commission’s order, AGLR is required to file a certificate of notification on a semi-annual basis that provides the information described below.  This certificate of notification reports on the period from GERIC’s inception on May 1, 2001 to December 31, 2001 (the “Reporting Period”).

Reporting Requirement (“RR”) 1.

Provide a summary of each associated customer’s premium payments to the Captive [hereinafter referred to as GERIC] as compared to aggregate loss experience and expenses, organized by line of insurance provided by GERIC.

Response 1.

During the Reporting Period GERIC has provided excess liability coverage (See Exhibits A1 and A2) and executive risk coverage (See Exhibits A3) to associate companies.  Excess liability coverage insures an associate against general liability, automobile and employment practices claims.  Executive risk liability insures against directors & officers, crime and fiduciary claims. A summary of each associate customer’s premium payments to GERIC (column 2) and the associate’s aggregate losses and expenses (column 3) is listed in Exhibits A1, A2 and A3 hereto, for the coverage provided.

RR 2.

Provide an analysis by associate company of claims paid by GERIC during the period on behalf of the associate company to include lead-in and end-of-period insurance reserve balances.

Response 2.

Exhibits A1, A2, and A3 shows, by associate company, the claims paid by GERIC (column 5) and the beginning (column 4) and ending (column 6) reserve balances for the Reporting Period.

RR 3.

Provide a listing of increases and decreases to premiums paid by each associate company to GERIC during the period.

Response 3.

Exhibits A1, A2 and A3, column 7, lists the increases and decreases to premiums paid by each associate company to GERIC during the Reporting Period as compared to premiums paid by the associate company for a period of the same duration immediately prior to the Reporting Period.

RR 4.

Provide, for the first three years of GERIC’s operations, a statement of actual savings achieved by the System as a result of GERIC’s operations during the period.

Response 4.

As shown on Exhibits A1, A2 and A3, column 7, GERIC’s operations have resulted in an aggregate premium savings for the System of $182,165.00

RR 5.

Provide a copy of GERIC’s income statement and balance sheet, including any accompanying notes.

Response 5.

GERIC’s income statement and balance sheet, including any notes, are attached as Exhibit B hereto.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to certificates of notification (SEC File No. 70-9813) to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources Inc.

By:  /s/ Paul R. Shlanta

Paul R. Shlanta

Senior Vice President, General Counsel & Corporate Secretary

Date:

January 10, 2003

EXHIBIT INDEX

Exhibit A	GERIC Schedule of Premiums, Losses, and Changes by Associate Company and Line of Coverage is submitted pursuant to request for confidential treatment.
Exhibit B	GERIC Balance Sheet and Income Statement, including notes, as of and for the Period Ending December 31, 2001.